August 28, 2014

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	StanCorp Financial Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 26, 2014

File No. 001-14925

Dear Mr. Rosenberg:

This letter responds to your review comment dated July 22, 2014 and our subsequent telephone conversation on August 14, 2014 regarding the Form 10-K for the fiscal year ended December 31, 2013 for StanCorp Financial Group, Inc. We have included your comment followed by our response immediately below the comment.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Insurance Services

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Benefits to Policyholders (including interest credited), page 34

1.	Please provide us a detailed analysis supporting the amount and underlying cause of the “favorable claims experience in the Employee Benefits segment” so we may better understand the decrease in benefits to policyholders (including interest credited).

Response:

Thank you for your comment on our Form 10-K for the fiscal year ended December 31, 2013. Pursuant to our telephone conversation on August 14, 2014, you requested further quantification and analysis of the primary drivers of the favorable claims experience in our Employee Benefits segment. We have prepared proposed disclosures based on our 2013 Form 10-K filing. Changes to our original disclosure are shown in bold below. We will include disclosures of this nature in our future Form 10-K and periodic filings when fluctuations in results of comparative periods indicate further analysis is required.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 28, 2014

Proposed Disclosure:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Insurance Services

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Benefits to Policyholders (including interest credited)

The decrease in benefits to policyholders (including interest credited) for Insurance Services for 2013 compared to 2012 was primarily due to comparatively favorable claims experience in the Employee Benefits segment. The benefit ratio for Employee Benefits was 78.9% for 2013, compared to 83.9% for 2012. The decrease in the annual benefit ratio was primarily due to pricing actions implemented on our long term disability business and an improvement in long term disability claims incidence.

Our pricing actions reflected our long-term expectations of claims experience, demographic changes, return objectives and interest rates. The targeted pricing actions implemented in 2011 on our group long term disability business were, on average, in the high single digit range and are nearly complete. These pricing increases were applied to both new sales and renewal business and were not focused on any specific sector. As a result of our pricing actions we were able to increase premiums for those customers where premium levels were not adequate to cover underlying experience for the group, or in some cases, poorly performing groups chose to move their coverage to another carrier offering lower rates.

Benefits to policyholders related to incurred claims for the Employee Benefits segment for 2013 decreased 3.8% compared to the incurred claims for 2012, which primarily resulted from a 3.5% reduction in long term disability claims incidence for 2013 compared to 2012. The decrease in benefits to policyholders was partially offset by a 43 basis point lower average discount rate for 2013 compared to 2012 used for newly established long term disability claims reserves. The decrease in the average discount rate was primarily the result of a continued low interest rate environment. Claims experience can fluctuate widely from period to period and tends to be more stable when measured over a longer period of time. See “Critical Accounting Policies and Estimates—Basis of Presentation” for more information.

The favorable claims experience for 2013 did not result in a significant change in our underlying assumptions or methods used to determine the estimated reserves, primarily due to the long-term nature of our group long term disability insurance business and the materiality of other factors, including the potential impact of economic uncertainty. We carefully monitor trends in reserve assumptions and when these trends become credible and are expected to persist, we incorporate these factors into our reserves to ensure the best estimates are established.

The benefit ratio for Individual Disability decreased to 63.9% for 2013, compared to 65.8% for 2012. Due to the relatively small size of the Individual Disability business, the benefit ratio generally fluctuates more on a quarterly basis and tends to be more stable

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 28, 2014

when measured on an annual basis. For further discussion of our reserve methodology, see “Critical Accounting Policies and Estimates—Reserves for Future Policy Benefits and Claims—Claim Reserves” for more information.

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If you have any questions or need further clarification on any of the responses above, please contact me at your convenience at (971) 321-6530. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/s/ Robert M. Erickson
Robert M. Erickson
Vice President, Controller and Treasurer
StanCorp Financial Group, Inc.